UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Vantiv, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

92210H105

(CUSIP Number)

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Tel No.: (513) 534-3719

Attention: H. Samuel Lind, Senior Vice President and Associate General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92210H105	Page 2 of 8

1.	Names of reporting persons Fifth Third Bancorp 31-0854434
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,826 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,826 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 35,042,826 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.9% (See Item 5)
14.	Type of reporting person (see instructions) HC

SCHEDULE 13D

CUSIP No. 92210H105	Page 3 of 8

1.	Names of reporting persons Fifth Third Bank 31-0676865
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) Not Applicable
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 35,042,826 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 35,042,826 (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 35,042,826 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.9% (See Item 5)
14.	Type of reporting persons (see instructions) BK

SCHEDULE 13D

CUSIP No. 92210H105	Page 4 of 8

This Amendment No. 6 to the Statement on Schedule 13D (this “Amendment No. 6”) relates to the Class A common stock, $0.00001 par value per share, of Vantiv, Inc. (“Vantiv” or the “Company”), a Delaware corporation, and amends the initial statement on Schedule 13D filed by Fifth Third Bancorp, an Ohio corporation (“Bancorp”), Fifth Third Bank, an Ohio banking corporation (“FTB” and, together with Bancorp, the “Reporting Persons”), and FTPS Partners, LLC, a Delaware limited liability company, with the Securities and Exchange Commission on April 2, 2012, as amended by Amendment No. 1 to the initial statement, filed by the Reporting Persons and FTPS Partners, LLC with the Securities Exchange Commission on December 14, 2012, Amendment No. 2 to the initial statement, filed by the Reporting Persons with the Securities Exchange Commission on May 17, 2013, Amendment No. 3 to the initial statement, filed by the Reporting Persons with the Securities Exchange Commission on August 9, 2013, Amendment No. 4 to the initial statement, filed by the Reporting Persons with the Securities Exchange Commission on June 2, 2014, and Amendment No. 5 to the initial statement, filed by the Reporting Persons with the Securities Exchange Commission on December 30, 2015 (the initial statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 together, the “Initial Statement”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 2.	Identity and Background.

Information regarding the executive officers and directors of the Reporting Persons is hereby amended by replacing Exhibit A to the Initial Statement in its entirety with Exhibit A attached hereto.

Item 2 of the Initial Statement is hereby supplemented by inserting the following paragraph after the third paragraph thereunder:

“As previously disclosed by Bancorp, on December 4, 2013, the Securities and Exchange Commission (“SEC”) announced an administrative settlement with Bancorp and Daniel T. Poston in connection with the SEC’s investigation of Bancorp’s historical accounting and reporting with respect to certain commercial loans that were sold or reclassified as held-for-sale in the fourth quarter of 2008. At dispute in the matter was whether certain of those loans should have been moved to held for sale in the third quarter rather than the fourth quarter of that year. Pursuant to the settlement, Bancorp, without admitting or denying any factual allegations, consented to the SEC’s issuance of an administrative order containing findings that Bancorp did not properly account for a portion of its commercial real estate loan portfolio in its Form 10-Q for the third quarter of 2008 in violation of certain provisions of the securities laws, including Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 and Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934. The settlement also ordered Bancorp to cease and desist from committing or causing any such violations in the future and to pay a civil penalty of $6.5 million. Mr. Poston, Bancorp’s interim chief financial officer during the relevant time, agreed to a separate settlement with the SEC pursuant to which Mr. Poston, without admitting or denying any factual allegations, consented to an administrative order containing similar findings and charges against him, a cease and desist order, a separate civil money penalty of $100,000, and a provision that prevents Mr. Poston from appearing or practicing before the SEC as an accountant and allows him to apply for reinstatement one year from the date of the order.”

SCHEDULE 13D

CUSIP No. 92210H105	Page 5 of 8

Item 4.	Purpose of Transaction.

Item 4 of the Initial Statement is hereby supplemented by inserting the following paragraphs after the tenth paragraph thereunder:

“On November 28, 2016, FTB net exercised the remainder of the Warrant, pursuant to which the remaining rights under the Warrant to purchase 7,791,956 Class C non-voting units of Holding were surrendered in exchange for the issuance of 5,651,432 Class C non-voting units to FTB. 2,140,524 Class C non-voting units of Holding were withheld to pay the exercise price. Following the net exercise, no Class C non-voting units of Holding or other securities are available for issuance pursuant to the Warrant, and the Warrant was delivered to Vantiv.

“On November 28, 2016, FTB completed the sale of (i) 4,801,432 shares of Class A common stock of Vantiv as part of a registered secondary public offering (the “2016 Block Trade”) and (ii) 850,000 shares of Class A common stock of Vantiv pursuant to a stock repurchase agreement between FTB and Vantiv (the “2016 Repurchase”). All of the shares of Class A common stock sold by FTB in the 2016 Block Trade and the 2016 Repurchase were acquired by exercising the Exchange Right granted to FTB under the Exchange Agreement in exchange for 5,651,432 Class C non-voting units of Holding available for exchange pursuant to the net exercise of the Warrant described in the preceding paragraph. Immediately following completion of the 2016 Block Trade and the 2016 Repurchase, FTB held 35,042,826 Class B units of Holding and 35,042,826 shares of Class B common stock of Vantiv.”

The fifteenth, sixteenth and seventeenth paragraphs under Item 4 of the Initial Statement are hereby replaced in their entirety with the following:

“The Class A common stock and Class B common stock vote together as a single class in all matters, except that the Fifth Third Investors are entitled to elect two directors if the Class B common stock held by the Fifth Third Investors represents more than 18.18% of Vantiv’s outstanding Class A common stock and Class B common stock and one director if the Class B common stock held by the Fifth Third Investors represents more than 9.09% of Vantiv’s outstanding Class A common stock and Class B common stock. The directors elected pursuant to the rights described in the preceding sentence are referred to as the “Class B Directors.” Following the completion of the 2016 Block Trade and the 2016 Repurchase, the 35,042,826 shares of Vantiv’s Class B common stock held by the Fifth Third Investors represent 17.9% of Vantiv’s outstanding Class A common stock and Class B common stock, and the Fifth Third Investors are entitled to appoint one Class B Director. Accordingly, one of the two Class B Directors resigned from Vantiv’s board of directors effective November 28, 2016.

“In light of the Exchange Right, Bancorp and FTB beneficially own 17.9% of the Class A common stock of Vantiv for purposes of Section 13(d) of the Act.

“The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, following the expiration of the 45-day lock-up agreement entered into in connection with the 2016 Block Trade and effective as of November 21, 2016, (i) exercise the Exchange Right and/or (ii) dispose of all or part of any shares of Class A common stock received upon exercise of the Exchange Right. If the Reporting Persons do from time to time exercise the Exchange Right with respect to the Class B units of Holding, an equal number of shares of Class B common stock of Vantiv automatically will be cancelled, and thus the number of directors that the Reporting Persons are entitled to elect could decrease.”

SCHEDULE 13D

CUSIP No. 92210H105	Page 6 of 8

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a)–(d) of Item 5 of the Initial Statement are hereby replaced in their entirety as follows:

“(a) None of the Reporting Persons currently owns any issued and outstanding shares of Class A common stock of Vantiv. As a result of Bancorp’s and FTB’s ownership of Class B units of Holding and Bancorp’s and FTB’s Exchange Right, Bancorp and FTB beneficially own 17.9% of the Class A common stock of Vantiv.

“Bancorp beneficially owns 35,042,826 Class B units of Holding, consisting of 35,042,826 Class B units of Holding held by FTB, which represent 17.9% of the outstanding units of Holding. FTB beneficially owns 35,042,826 Class B units of Holding, consisting of 35,042,826 Class B units of Holding held directly by FTB, which represent 17.9% of the outstanding units of Holding.

“Because the voting power conferred by the Class B common stock is limited to 18.5% of all voting power of the capital stock of Vantiv and because the voting power of the Class B common stock is reduced by any Class A common stock that the Fifth Third investors may hold so that the 18.5% limit is not exceeded, additional Class B common stock would not confer any additional voting power on the Reporting Persons if the Reporting Persons also held Class A common stock and the combined voting power of the Reporting Persons’ holdings of Class A common stock and Class B common stock equaled or exceeded 18.5% of all voting power of the capital stock of Vantiv.

“Other than as provided above or set forth in Exhibit H, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A, owns or has any right to acquire, directly or indirectly, any shares of the Class A common stock of Vantiv.”

“(b) Bancorp and FTB share the power to vote or to direct the vote and to dispose or direct the disposition of all shares of Class A common stock of Vantiv indicated in Item 5(a) above.”

“(c) Except for the exchange of Class C non-voting units of Holding and the sale of the resulting shares of Class A common stock in the 2016 Block Trade and the 2016 Repurchase, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed in Exhibit A hereto, has effected any transaction that may be deemed to be a transaction in the Class A common stock of Vantiv during the past 60 days.”

“(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Vantiv that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.”

SCHEDULE 13D

CUSIP No. 92210H105	Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby further supplemented by inserting the following at the end of the information contained under the heading “Warrant ”:

“Following the net exercise that occurred on November 28, 2016, which is described under Item 4 above, there are no Class C non-voting units of Holding or other securities that remain available for issuance under the Warrant, and the Warrant is no longer outstanding.”

Item 6 of the Initial Statement is hereby further supplemented by inserting the following at the end of the information contained therein:

“Underwriting Agreement

“In connection with the 2016 Block Trade, FTB entered into an underwriting agreement, dated November 21, 2016 (the “Underwriting Agreement”), with Vantiv, Holding and Morgan Stanley & Co. LLC, as underwriter, relating to the purchase by the underwriter of 4,801,432 shares of Class A common stock of Vantiv from FTB.

“The form of Underwriting Agreement executed in connection with the 2016 Block Trade is attached hereto as Exhibit N.”

“Repurchase Agreement

“In connection with the 2016 Repurchase, FTB entered into a stock repurchase agreement with Vantiv, dated November 20, 2016 (the “Repurchase Agreement”) relating to Vantiv’s repurchase of 850,000 shares of its Class A common stock from FTB.

“The form of Repurchase Agreement executed in connection with the Repurchase is attached hereto as Exhibit O.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit	Description

Exhibit A	Directors and Executive Officers of Fifth Third Bancorp and Fifth Third Bank

Exhibit F	Certificate of Incorporation of Vantiv, Inc. (incorporated by reference to Appendix B to the Definitive Proxy Statement of Vantiv, Inc. (Securities Exchange Act File No. 001-35462) that was filed with the U.S. Securities and Exchange Commission on March 28, 2016)

Exhibit H	Beneficial Ownership of Vantiv, Inc. securities by Fifth Third Directors and Executive Officers

Exhibit N	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (Securities Exchange Act File No. 001-35462) that was filed with the U.S. Securities and Exchange Commission on November 23, 2016 by Vantiv, Inc.)

Exhibit O	Repurchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (Securities Exchange Act File No. 001-35462) that was filed with the U.S. Securities and Exchange Commission on November 23, 2016 by Vantiv, Inc.)

SCHEDULE 13D

CUSIP No. 92210H105	Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2016

Fifth Third Bancorp

By:	/s/ James C. Leonard
	Name:	James C. Leonard
	Title:	Executive Vice President and Treasurer

Fifth Third Bank

By:	/s/ James C. Leonard
	Name:	James C. Leonard
	Title:	Executive Vice President and Treasurer

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP AND FIFTH THIRD BANK

The following tables set forth the name and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director and executive officer of Fifth Third Bancorp and Fifth Third Bank. The business address of each such person whose principal occupation or employment is with Fifth Third Bancorp or Fifth Third Bank is c/o Fifth Third Bancorp at 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

Marsha C. Williams, Chair	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 500 Port Republic St. Beaufort, SC 29902	United States

Greg D. Carmichael	President & CEO, Fifth Third Bancorp 38 Fountain Square Plaza Cincinnati, Ohio 45263	United States

Nicholas K. Akins	Chairman, President and Chief Executive Officer, American Electric Power 1 Riverside Plaza Columbus, Ohio 43215	United States

B. Evan Bayh III	Partner, McGuire Woods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Jorge L. Benitez	Former CEO, U.S. and Senior Managing Director (North America), Accenture 10 Venetian Way, Unit 1103 Miami Beach, FL 33139	United States

Katherine B. Blackburn	Executive Vice President, Cincinnati Bengals, Inc. One Paul Brown Stadium Cincinnati, OH 45202	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Jerry W. Burris	Former CEO and President, Associated Materials Group, Inc. 715 Club Drive Aurora, OH 44202	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC 3018 Kings Manor Drive Matthews, NC 28104	United States

Eileen A. Mallesch	Former Senior Vice President and CFO, Nationwide Property & Casualty Segment, National Mutual Insurance Company 1217 Sanctuary Place Gahanna, Ohio 43230	United States

Michael B. McCallister	Former Chairman of the Board of Directors and CEO, Humana Inc. 8644 N. Morning Glory Rd. Paradise Valley, AZ 85253	United States

Hendrik G. Meijer	Co-Chairman of the Board of Directors and CEO, Meijer, Inc. 2350 Three Mile Road NW Grand Rapids, MI 49544	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Greg D. Carmichael	President & Chief Executive Officer, Fifth Third Bancorp	United States

Lars C. Anderson	Executive Vice President and Chief Operating Officer, Fifth Third Bancorp	United States

Chad M. Borton	Executive Vice President, Fifth Third Bancorp	United States

Frank R. Forrest	Executive Vice President & Chief Risk Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

Aravind Immaneni	Executive Vice President & Chief Operations and Technology Officer, Fifth Third Bancorp	United States

James C. Leonard	Executive Vice President & Treasurer, Fifth Third Bancorp	United States

Philip R. McHugh	Executive Vice President, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Timothy Spence	Executive Vice President & Chief Strategy Officer, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Marsha C. Williams, Chair	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 500 Port Republic Street Beaufort, SC 29902	United States

Greg D. Carmichael	President & CEO, Fifth Third Bancorp 38 Fountain Square Plaza Cincinnati, Ohio 45263	United States

Nicholas K. Akins	Chairman, President and Chief Executive Officer, American Electric Power 1 Riverside Plaza Columbus, Ohio 43215	United States

B. Evan Bayh III	Partner, McGuire Woods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Jorge L. Benitez	Former CEO, U.S. and Senior Managing Director (North America), Accenture 10 Venetian Way, Unit 1103 Miami Beach, FL 33139	United States

Katherine B. Blackburn	Executive Vice President, Cincinnati Bengals, Inc. One Paul Brown Stadium Cincinnati, OH 45202	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Jerry W. Burris	Former CEO and President, Associated Materials Group, Inc. 715 Club Drive Aurora, OH 44202	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC 3018 Kings Manor Drive Matthews, NC 28104	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Eileen A. Mallesch	Former Senior Vice President and CFO, Nationwide Property & Casualty Segment, National Mutual Insurance Company 1217 Sanctuary Place Gahanna, Ohio 43230	United States

Michael B. McCallister	Former Chairman of the Board of Directors and CEO, Humana Inc. 8644 N. Morning Glory Rd. Paradise Valley, AZ 85253	United States

Hendrik G. Meijer	Co-Chairman of the Board of Directors and CEO, Meijer, Inc. 2350 Three Mile Road NW Grand Rapids, MI 49544	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Greg D. Carmichael	President & Chief Executive Officer, Fifth Third Bancorp	United States

Lars C. Anderson	Executive Vice President and Chief Operating Officer, Fifth Third Bancorp	United States

Chad M. Borton	Executive Vice President, Fifth Third Bancorp	United States

Frank R. Forrest	Executive Vice President & Chief Risk Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

Aravind Immaneni	Executive Vice President & Chief Operations and Technology Officer, Fifth Third Bancorp	United States

James C. Leonard	Executive Vice President & Treasurer, Fifth Third Bancorp	United States

Philip R. McHugh	Executive Vice President, Fifth Third Bancorp	United States

Timothy Spence	Executive Vice President & Chief Strategy Officer, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Exhibit H

BENEFICIAL OWNERSHIP OF VANTIV, INC. SECURITIES BY

FIFTH THIRD DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer or Director	Beneficial Ownership of Class A common stock of Vantiv, Inc.

None	Not applicable

H-1